LINCOLN ELECTRIC HOLDINGS, INC.

Power of Attorney

To Sign and File Section 16 and Rule 144 Reporting Forms

THE UNDERSIGNED, Kathryn Jo Lincoln, a Director of Lincoln Electric  Holdings, Inc. hereby constitutes and appoints Jennifer I. Ansberry, Gabriel Bruno, Michael Quinn and Susan Prewitt, or any of them, as her attorney-in-fact to sign and file on the undersigned's behalf (i) any and all forms and reports required under Section 16 of the Securities Exchange Act of 1934, including all Forms 3, 4 and 5, relating to Lincoln's equity securities and (ii) any and all notices required by Rule 144 under the Securities Act of 1933 with respect to the sale of shares of Lincoln's equity securities. This power of attorney shall remain valid through December 31, 2024, unless revoked in writing.

IN WITNESS WHEREOF, the undersigned hereunto places her hand this 17th day of October 2023.

/s/ Kathryn Jo Lincoln

Kathryn Jo Lincoln